                                                                    EXHIBIT 99.2

                                 (AGRIUM LOGO)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                           FOR THE THREE MONTHS ENDED

                                 MARCH 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 5, 2010

The following interim management's discussion and analysis ("MD&A") updates our annual MD&A included in our 2009 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our second quarter guidance are outlined below and include, but are not limited to:

- Wholesale and Retail fertilizer sales volumes higher than levels in the same quarter of 2009 and returning to more historically normal volumes;

- Wholesale fertilizer prices through the second quarter of 2010 approximating current benchmark prices except for tonnes already committed under pricing programs;

- Retail fertilizer gross margin percentages significantly above 2009 second quarter levels;

- Farm income expectations and crop prices at levels sufficient to support demand for fertilizer and crop protection inputs;

- North American weather patterns supporting a normal fertilizer application season;

- The exchange rate for the Canadian dollar, expressed in U.S. dollars, averaging C$1.02 to U.S.$1.00;

-    Average NYMEX gas pricing for the second quarter approximating $4.30/MMBtu;

- Stock-based compensation expense reflecting Agrium's stock price at the close of business on April 30, 2010 ($62.41 U.S.) and a $1 change in stock price equates to a $0.01 change in earnings per share;

- The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods; and

-    An effective tax rate for the second quarter of 32 percent.

2010 First Quarter Operating Results

NET LOSS

Agrium's 2010 first quarter consolidated net loss was $7-million ($0.04 diluted loss per share), compared with a net loss of $60-million ($0.38 diluted loss per share) for the same quarter of 2009. Net earnings before interest expense and income taxes ("EBIT") was a loss of $21-million for the first quarter of 2010 compared with a loss of $56-million for the first quarter of 2009. A reconciliation of EBIT to net loss is provided in the section "Non-GAAP Measures". Consolidated gross profit in the first quarter of 2010 was $361-million, an $88-million increase compared with the first quarter of 2009. The increases in gross profit and EBIT for the first quarter of 2010 versus the first quarter of 2009 were primarily driven by higher Wholesale potash sales volumes and Retail crop nutrient gross profit. For discussion on the performance of each business unit, see section "Business Segment Performance".

Expenses were $52-million higher in the first quarter of 2010 compared with the same period last year largely due to a combination of the following items:

-    $26-million change in potash profit taxes;

-    $11-million increase in selling, general and administrative expenses; and

-    $17-million increase in other expense (income).

/T/

Below is a summary of our other expense (income) for the first quarter of 2010 and 2009:

Three months ended March 31,                2010   2009
----------------------------                ----   ----
Stock-based compensation                     33     10
Loss on derivative financial instruments     68     69
Gain on disposal of marketable securities   (52)    --
Acquisition costs                            45     --
Interest income                              (8)   (12)
Foreign exchange loss                         4      6
Other                                         6      6
                                            ---    ---
                                             96     79
                                            ===    ===

/T/

An increase in tax recovery in the first quarter of 2010 is primarily due to the recognition of a previously unrecognized tax benefit. The effective tax rate in the first quarter of 2010, excluding the recognition of the tax benefit, is 30 percent, compared to 31 percent for the same quarter in 2009.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2010 first quarter net sales were $1.1-billion, unchanged from the same period last year. Gross profit increased to $162-million in the first quarter of 2010, compared to $142-million for the same period last year. Retail EBIT was a loss of $72-million in the first quarter of 2010, an improvement over the loss of $94-million in the first quarter of 2009.

Crop nutrient net sales were $371-million in the first quarter of 2010 down from last year's $437-million for the same quarter due to lower crop nutrient prices. While crop nutrient sales volumes were above last year's levels, they were below anticipated volumes due to the late start of the 2010 spring application season. Crop nutrient gross profit was $63-million this quarter, a dramatic improvement over the $18-million in first quarter of 2009. Crop nutrient margins returned to a more normalized first quarter level, averaging 17 percent, significantly above last year.

Crop protection net sales were $462-million in the first quarter of 2010, an 8 percent increase over the $426-million in sales for the same period last year, as the wet weather and supplier programs promoted increased fungicide sales. Gross profit this quarter was $69-million, compared with $77-million in 2009. Crop protection product margins as a percentage of net sales were 15 percent for the first quarter of 2010, as compared to 18 percent in the same period last year. The gross profit and margin declines in the first quarter versus last year were due to extensive supplier rebate programs promoting sales in the first quarter. As is normal, crop protection product margins are expected to increase in the second quarter due to a higher percentage of sales direct to growers and custom-applied sales.(1)

Net sales of seed was $191-million in the first quarter of 2010, compared to $148-million in the same period last year. Seed sales volumes were strong this quarter, although gross profit was $15-million this quarter compared to $25-million in the same quarter last year. The reduction in gross profit was due to pricing pressure on seed products and the timing of rebate programs. It is expected that a higher proportion of rebates this year will be recognized in the second quarter of 2010.(1)

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2010 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Application services and other net sales were $36-million and gross profit was $15-million this quarter, both slightly lower than results from the same period last year. The reduction was due to the late start to the spring application season. The weather across most growing regions of the U.S. improved dramatically in April of 2010, allowing applications and seeding to progress at a rapid rate in April. Planting progress was well ahead of the past two years by the end of April, 2010.

Retail selling expenses for the first quarter of 2010 were $200-million, marginally higher than the $198-million last year. Selling expenses as a percentage of net sales in the first quarter of 2010 was unchanged at 19 percent.

Wholesale

Wholesale's net sales were $789-million for the first quarter of 2010, a record for a first quarter, and 14 percent higher than the $695-million for the first quarter of 2009. A rebound in fertilizer demand from both domestic and international markets supported strong sales volumes, while gross margins benefited from lower per unit cost of goods sold, as most of our facilities operated at more normal levels in the first quarter of 2010.

The high sales volumes and strong margins resulted in Wholesale achieving the second highest first quarter gross profit and EBIT in our history. Gross profit for the first quarter of 2010 was $217-million compared to $117-million in the same period for 2009. EBIT was $140-million for the first quarter of 2010, $83-million higher than in the first quarter of 2009.

Gross profit for nitrogen was $72-million this quarter, compared to $55-million in the same quarter last year. The increase in gross profit was due to a combination of a 20 percent increase in per tonne margins due to lower cost of product sold, and a 9 percent increase in sales volumes. Domestic urea and ammonia prices were similar to last year levels, while UAN prices were lower than the same period last year. The proportion of ammonia sales to the higher-return agricultural markets is expected to increase significantly in the second quarter and will support higher realized ammonia prices.(1) Cost of product sold was $229 per tonne this quarter, 11 percent lower than the $258 per tonne in the first quarter of 2009. The reduction in per tonne cost of product sold was due primarily to higher operating rates at our international and domestic facilities and higher sales volumes. The higher operating rates at our facilities resulted in a smaller proportion of total fixed costs being charged directly to cost of sales in the period.

Agrium's overall natural gas cost was $5.21/MMBtu in the first quarter of 2010 versus $5.64/MMBtu in the first quarter of 2009, including realized hedging losses of $7-million for the first quarter of 2010 (or $0.21/MMBtu). The U.S. benchmark (NYMEX) natural gas price for the first quarter of 2010 was $5.38/MMBtu, versus $4.86/MMBtu in the same quarter last year and $4.27/MMBtu in the fourth quarter of 2009. The AECO (Alberta) gas price basis was a $0.27/MMBtu discount to NYMEX for the first quarter of 2010.

Gross profit for potash this quarter was $106-million, five times greater than the $21-million in the first quarter of 2009. This significant increase in gross profit was due to a dramatic rebound in sales volumes in the first quarter of 2010 reaching 534,000 tonnes this quarter, an increase of 458,000 tonnes compared to the first quarter of 2009. The supply agreements with China and India brought additional clarity and confidence to potash markets, while there was resurgence in North American demand. The cost of product sold this quarter was $140 per tonne, or almost half of the $277 per tonne recorded in the first quarter of last year. The lower cost was almost entirely due to the Vanscoy facility operating at near capacity for most of this quarter. Sales prices in both domestic and international markets this quarter were about 50 percent lower than the same period last year. The resulting gross margin was $199 per tonne this quarter versus $276 per tonne for the first quarter of 2009.

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2010 first quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

Phosphate gross profit was $18-million in the first quarter of 2010, compared to $26-million for the same quarter last year. The decrease was due to lower phosphate sales prices compared to the same period last year. Realized prices tend to lag spot prices; in the first quarter of 2009 prices benefited from forward sales made in late 2008 when prices were significantly higher, while in the first quarter of 2010 realized prices lagged the increase in phosphate spot prices. Phosphate sales volumes were 24 percent higher than the same quarter last year, as demand for phosphate products increased substantially quarter over quarter. Phosphate cost of product sold was $388 per tonne, a $42 per tonne decline from the same period last year due to a lower cost of sulphur and a significant increase in operating rates at our Conda facility, which lowered fixed costs on a per tonne basis. The resulting gross margin per tonne was $72 per tonne versus $129 per tonne in the first quarter of 2009.

Gross profit for product purchased for resale was $12-million, $10-million higher than the first quarter of 2009. The increase was due to a return to a more normalized margin of $18 per tonne, versus the depressed level of $2 per tonne for the same period last year given the high cost of carry over inventory. Sales volumes of 677,000 tonnes were 206,000 tonnes lower than last year, primarily due to cold weather which delayed the start of the season in both Europe and North America.

First quarter Wholesale expenses were $18-million higher than last year. Potash profit and capital taxes increased by approximately $26-million as a result of higher potash gross profit and differences between 2009 and 2010 final potash tax return adjustments. Unrealized net mark-to-market and realized losses from commodity derivatives in the first quarter of 2010 were $61-million and $7-million, respectively. These derivative losses were $4-million higher this quarter than the same period last year.

Advanced Technologies

Advanced Technologies' (AAT) first quarter 2010 gross profit was $15-million compared to $10-million in the first quarter of 2009. This increase in gross profit was due primarily to the inclusion of the turf and ornamental retail operations which were transferred in late 2009 from Retail to AAT and contributed approximately $3-million in gross profit in the current quarter. Though volumes sold were down in both the non-retail turf and ornamental and agricultural product segments (including ESN), gross margins increased when compared to the same period last year, when margins were negatively impacted by declining nutrient prices. Volumes sold were lower this quarter versus last year due largely to the late spring season experienced across most regions of the U.S.

EBITDA was $3-million this quarter versus $6-million in the first quarter of 2009. Higher selling, general and administrative costs, as well as lower other income, more than offset the increase in first quarter gross margin compared to last year. Selling, general and administrative costs for AAT were $5-million higher in the first quarter of 2010 than the same period last year due primarily to the inclusion of costs related to the new turf and ornamental retail operations transferred from Retail which were approximately $4-million for the quarter. Lower earnings from our equity ownership in Hanfeng Evergreen Inc. and foreign exchange translation costs contributed to other income being down $2-million in the first quarter of 2010 when compared to the same period of 2009.

Other

EBIT for our other non-operating business unit for the first quarter of 2010 was a loss of $88-million, a decrease of $68-million compared with a loss of $20-million for the first quarter of 2009. The decrease reflected the expensing of costs related to the CF acquisition incurred in 2009, deferral of gross profit on Wholesale products sold to Retail that have yet to be sold to third parties, and an increase in stock-based compensation expense driven by a comparably larger increase in our share price in the first quarter of 2010. The decrease in EBIT was partially offset by gains realized from the sale of 1.2 million CF shares (see discussion under "Business Acquisition").

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the three-month period ended March 31, 2010.

/T/

As at
(millions of                      March 31,   December 31,               Explanation of the change in
 U.S. dollars)                       2010         2009       Change                 balance
--------------                    ---------   ------------   ------   ----------------------------------
Current assets
   Cash and cash equivalents          907           933        (26)   See discussion under the
                                                                      Section "Liquidity and
                                                                      Capital Resources".
   Accounts receivable              1,495         1,324        171    Increased Retail rebates and
                                                                      extended sales terms in Q1
                                                                      2010.
   Inventories                      2,988         2,137        851    Seasonal Retail inventory build
                                                                      in preparation for the spring
                                                                      season, including corn and
                                                                      soybean seeds to meet U.S.
                                                                      market demand, as well as
                                                                      increased product costs.
   Prepaid expenses and               335           612       (277)   Drawdown of prepaid inventory
      deposits                                                        as Retail takes delivery of
                                                                      product in anticipation of
                                                                      the spring season demand, and
                                                                      expensing CF acquisition costs
                                                                      related to the termination of the
                                                                      CF offer (see discussion under the
                                                                      section "Business Acquisition").
   Marketable securities                6           114       (108)   Sale of CF shares. See
                                                                      discussion under the
                                                                      section "Business Acquisition".
Current liabilities
   Bank indebtedness                  134           106         28    Increased working capital needs
                                                                      for CMF due to higher sales
                                                                      in Q1 2010.
   Accounts payable and accrued     3,072         2,475        597    Retail inventory purchases made
      liabilities                                                     in anticipation of the spring
                                                                      season and customer prepayments
                                                                      received but not yet drawn down
                                                                      for the upcoming spring
                                                                      application. Partially offset
                                                                      by decrease in current taxes
                                                                      payable.
   Current portion of                 125            --        125    Debentures due February 15,
      long-term debt                                                  2011.
                                    -----         -----       ----
Working capital                     2,400         2,539       (139)
                                    -----         -----       ----

/T/

LIQUIDITY AND CAPITAL RESOURCES

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flow:

/T/

                                                              Increase
Three months ended March 31,                   2010   2009   (Decrease)
----------------------------                   ----   ----   ---------
Cash (used in) provided by operating
   activities                                  (114)    69     (183)
Cash provided by (used in) investing
   activities                                    60   (142)     202
Cash provided by (used in) financing
   activities                                    25   (201)     226
Effect of exchange rate changes on cash           3      3       --
   Decrease in cash and cash equivalents-end
      of period                                 (26)  (271)     245

The sources and uses of cash are summarized below:

Cash used in operating activities - Drivers behind the $183-million increase in use of cash

Source of cash     -    $18-million decrease resulting from a net loss of
                        $7-million adjusted for non-cash items, primarily
                        associated with unrealized losses on financial
                        instruments and foreign exchange.
Use of cash        -    $201-million increase in non-cash working capital. The
                        increase in non-cash working capital was primarily
                        driven by a lower increase in accounts payable and
                        accrued liabilities and higher increases in both
                        accounts receivable and inventories in the first quarter
                        of 2010 compared to the first quarter of 2009. These
                        changes are consistent with the discussion under the
                        section "Financial Condition".

Cash provided by   -    Drivers behind the $202-million increase in source of
   investing            cash
   activities
Source of cash     -    Proceeds of $117-million received on the sale of our
                        shares in CF in Q1 2010 that were purchased for
                        $65-million in Q1 2009; and
                   -    Proceeds of $25-million received on the sale of offshore
                        insurance assets.
Use of cash        -    $28-million increase in capital expenditures.
Cash provided by   -    Drivers behind the $226-million increase in source of
   financing            cash
   activities
Source of cash     Increase in CMF's working capital needs in Q1 2010 versus a pay-down of our bank indebtedness from supplier rebates
                   received in Q1 2009.

Our bank indebtedness is summarized as follows:

Short-term credit facilities available
at March 31, 2010 (a)                    Total   Unutilized   Utilized
--------------------------------------   -----   ----------   --------
(millions of U.S. dollars)
North American revolving credit
   facilities expiring 2012 (b)            775       775         --
European credit facilities expiring
   in 2010 to 2012 (c)                     236       125        111
South American credit facilities
   expiring 2010 to 2012                    81        58         23
                                         -----       ---        ---
                                         1,092       958        134
                                         =====       ===        ===

a) As of March 31, 2010, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 68 of our 2009 Annual Report.

b) Outstanding letters of credit issued under the Company's revolving credit facilities at March 31, 2010 were $82-million, reducing credit available under the facilities to $693-million.

c) Of the total, $11-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $4-million. The utilized balance includes Euro-denominated debt of $40-million.

/T/

Credit Rating

Following Agrium's announcement on March 11, 2010 that it will no longer pursue an acquisition of CF, DBRS Limited removed Agrium from Under Review on March 12, 2010. On March 18, 2010, Moody's concluded its review and removed Agrium from Under Review for negative watch to Stable outlook. For further discussion on CF, see disclosure in the section "Business Acquisition" below.

/T/

As at March 31, 2010 our debt instruments were rated as follows:

                                         Moody's
                                        Investors   Standard &
                         DBRS Limited    Service      Poor's
                         ------------   ---------   ----------
Senior Unsecured Notes
   and Debentures              BBB          Baa2         BBB
Ratings Outlook             Stable        Stable      Stable

/T/

OUTSTANDING SHARE DATA

The number of outstanding shares as at April 30, 2010 was 157 million. As at April 30, 2010, there were approximately 1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

/T/

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                        2009                            2008
                   2010    -----------------------------   -----------------------------
                    Q1       Q4      Q3      Q2      Q1      Q4      Q3      Q2      Q1
                  ------   -----   -----   -----   -----   -----   -----   -----   -----
Net sales         $1,798   1,442   1,844   4,090   1,753   1,941   3,113   3,870   1,107
Gross profit         361     383     397     890     273     522   1,048   1,261     392
Net (loss)
   earnings           (7)     30      26     370     (60)    124     367     636     195
(Loss) earnings
   per share
   -basic         $(0.04)   0.19    0.16    2.36   (0.38)   0.79    2.32    4.03    1.24
   -diluted       $(0.04)   0.19    0.16    2.35   (0.38)   0.79    2.31    4.00    1.23

/T/

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated ahead of the application season. Cash collections generally occur after the planting seasons in North and South America.

BUSINESS ACQUISITION

On March 11, 2010, the Company announced that it would no longer pursue an acquisition of CF Industries Holdings, Inc. ("CF") and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, the Company sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income.

Following termination of the CF offer, the conditional sale of 50 percent of the Carseland nitrogen facility to Terra Industries Inc. was also terminated.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Agrium is working towards completing the design and development phase of the transition project. In Q1 2010, Agrium entered the implementation phase for a number of standards. The Company's 2009 Annual Report includes a detailed description of Agrium's IFRS transition plan activities, major milestones and timelines.

/T/

Significant Differences Between IFRS
and Canadian GAAP                                    Estimated Impact
--------------------------------------   ---------------------------------------
Employee Benefits
Agrium expects to use an optional        Estimated transition date impact:
exemption to recognize all cumulative    reduction of shareholders' equity and an
actuarial gains and losses through       increase in pension liabilities by the
its opening retained earnings on         unrecognized actuarial gains and losses
transition date.                         as at transition date

                                         Estimated future impact: none
Share-based payments
IFRS requires cash-settled,              Estimated transition date impact:
share-based awards to be measured at     reduction in shareholders' equity and an
fair value, while Canadian GAAP          increase in liabilities
allows these awards to be measured at
intrinsic value. In addition, Agrium     Estimated future impact: a continued
currently uses straight line             measurement difference between the
depreciation to recognize graded         intrinsic value and the fair value of
vesting stock based instruments,         share based awards
while IFRS requires that each
installment be accounted for as a
separate arrangement.

Income Taxes
Classification of future income tax      Estimated transition date impact:
under IFRS is non-current whereas        reclassifying all future income taxes to
Canadian GAAP splits future income       non-current is expected to result in a
taxes between current and non-current    decrease in current assets and a
components.                              decrease in non-current income tax
                                         liabilities

                                         Estimated future impact: remains a
                                         classification difference

Foreign Exchange
Agrium expects to use an optional        Estimated transition date impact:
exemption that permits a first time      reclassification from accumulated other
adopter to not comply with the           comprehensive income to retained
requirements for cumulative              earnings, resulting in a nil impact to
translation differences that existed     shareholders' equity
at the date of transition to IFRSs.
If this exemption is elected Agrium      Estimated future impact: none
is permitted to deem all cumulative
translation differences for all
foreign operations to be nil at
transition.

/T/

The above listing is not an exhaustive listing of changes on transition to IFRS. Detailed analysis and quantification of these changes is continuing and approval of accounting policies is expected in 2010. Agrium does not expect a significant impact to its business activities nor to its operating cash flows from the transition to IFRS.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following table is a reconciliation of EBITDA and EBIT to net loss as calculated in accordance with GAAP:

/T/

Three Months Ended March 31

                                                2010
                      --------------------------------------------------------
(millions of                                 Advanced
 U.S. dollars)        Retail   Wholesale   Technologies   Other   Consolidated
--------------        ------   ---------   ------------   -----   ------------
EBITDA                 (45)       175            3         (86)        47
Depreciation
   and amortization     27         35            4           2         68
                       ---        ---          ---         ---        ---
EBIT                   (72)       140           (1)        (88)       (21)
                       ---        ---          ---         ---        ---
Interest expense                                                      (27)
Income taxes                                                           41
                                                                      ---
Net loss                                                               (7)
                                                                      ===

                                                2009
                      --------------------------------------------------------
(millions of                                 Advanced
 U.S. dollars)        Retail   Wholesale   Technologies   Other   Consolidated
--------------        ------   ---------   ------------   -----   ------------
EBITDA                 (68)        79            6         (18)        (1)
Depreciation and
   amortization         26         22            5           2         55
                       ---        ---          ---         ---        ---
EBIT                   (94)        57            1         (20)       (56)
                       ---        ---          ---         ---        ---
Interest expense                                                      (31)
Income taxes                                                           27
                                                                      ---
Net loss                                                              (60)
                                                                      ===

/T/

BUSINESS RISKS

The information presented on enterprise risk management and business risks on pages 81 - 88 in our 2009 Annual Report has not changed materially since December 31, 2009.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Corn prices remain significantly higher than historic averages, despite record global grain yields and recent price pressure from improved spring seeding conditions. Soybean prices have been supported by record export demand. The results of the USDA Prospective Plantings indicate U.S. growers intend to plant
88.8 million acres of corn and 78.1 million acres of soybeans, up 2.3 million acres and 0.6 million acres respectively. Cotton area is expected to increase by
1.5 million acres over last year, to reach 10.5 million acres in 2010. With the rapid seeding progress in April, many analysts believe corn and cotton area may be even higher than the USDA report. The simultaneous increase in corn, soybean and cotton area is expected to support crop input demand.

Crop margins continue to be well above average for most crops and indications are U.S. growers have returned to more normal fertilizer application rates this spring. The late start to the spring season and the carryover of some crop protection products from last year resulted in limited price appreciation for the crop protection product market, and to a lesser extent the seed segment in the first quarter of 2010. However, the excellent weather for crop input application in April 2010 and well above average seeding progress experienced during the month is expected to result in improvement in the seed and crop protection markets in the second quarter of 2010.

International urea prices have been under pressure over the past month, due in part to delayed spring demand in Europe and the U.S. Buyers have been patient in making additional purchasing while the market has declined. Looking forward, North American applications are expected to be strong through the spring due to the increase in corn and cotton area. In addition, Indian domestic urea demand usually shows a seasonal increase in the middle of the year. Export supply availability will increase in July as Chinese urea export tariffs are reduced to 7 percent. While there still remains a fair amount of uncertainty over what Ukraine nitrogen producers will ultimately pay for their natural gas feedstock, most industry analysts believe the price delivered to the plant is likely to exceed $7/MMBtu, assuming the Ukraine government follows the recommendation of the IMF to eliminate the direct gas subsidy to industrial users.

India locked in over 6 million tonnes of DAP to date for 2010 providing underlying support to the phosphate market. U.S. spring applications are expected to be strong, which are expected to keep inventories tight. U.S. DAP and MAP inventories at the end of March were reported to be 34 percent below March 2009 and 21 percent below the five-year average. Brazilian dry phosphate imports in 2010 have so far remained below normal levels. Brazilian demand tends to increase in the middle of the calendar year which would support the market demand for this period.

Potash demand rebounded from the low levels reached in the 2008/09 fertilizer year, with a significant recovery in demand from both domestic and international markets. There was clarity resulting from the Chinese contracts for 2010, and from the finalization of the Indian Nutrient Based Subsidy. India has been purchasing significant potash volumes since the price was determined. North American producer inventories continued to tighten, with the TFI report that March 2010 potash inventories dropped 44 percent below March 2009 levels and 21 percent below the five-year average. Brazilian imports of potash were improved significantly in the first quarter of 2010, relative to the depressed levels experienced in 2009, although they still remained below the previous five year average for the first quarter. Looking ahead, Brazilian imports seasonally increase beginning in May and peak in the third quarter.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" within the meaning of applicable Canadian securities legislation or constitute "forward-looking statements" (together, "forward-looking statements"). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium's reports filed with the SEC. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.